SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated March 14, 2005

B

Press Release dated March 22, 2005

C

Notice regarding Replacement of Directors, dated March 22, 2005

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EXHIBIT A

SAPIENS SUCCESSFULLY COMPLETES DELIVERY OF A SECOND PROJECT WITH LIVERPOOL VICTORIA

Migration of additional book of policies expands Sapiens Closed Books INSIGHT™

solution functionality and products profile

Research Triangle Park, N.C. — March 14, 2005 — Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced the successful completion of a contract to migrate a further 400,000 of Liverpool Victoria’s unit-linked life and pension policies onto its Closed Books INSIGHT™  platform.

Closed Books INSIGHT™ has enabled Liverpool Victoria to restructure their business processes and reduce their operational cost base dramatically since Sapiens migrated 3.5 million of Liverpool Victoria’s policies onto Closed Books INSIGHT™ in 2002. This further migration will enable Liverpool Victoria to build on the substantial benefits already realised since moving their older portfolios onto Closed Books INSIGHT™.

The migration of this new book has broadened Closed Books INSIGHT’s capabilities, now administering a range of unitised with-profits and unit-linked pensions and life products as well as traditional with-profits products.

Kevin Durkan, Liverpool Victoria’s Group Director - Operations, commented:

“The experience of implementing Closed Books INSIGHT™ and the benefits we’ve since realised made it an obvious decision to migrate further policies on to the same platform. The Sapiens Closed Books INSIGHT™ solution has helped us to achieve very efficient administration and customer service at a much lower cost than before.”

Kali Bagary, Managing Director of Sapiens UK, added:

“Our low cost and speed of implementation for new functionality, products and data migration is becoming enviable in the market. Our INSIGHT suite of solutions has been developed to support standardised business processes, the foundation for low cost and scalable platforms in L&P administration. We are so confident in our ability to meet client needs that we are able to offer fixed price / duration contracts, removing any overrun risks. As we have shown at Liverpool Victoria, not only is Closed Books INSIGHT™ a low cost platform to run, but it is highly scalable and easily configurable for additional products.”

About Sapiens

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernise business processes and enable insurance organisations and other leading companies to adapt quickly to change. Sapiens’ innovative solutions are widely recognised for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its wholly owned subsidiaries in the United Kingdom, North America, EMEA and Asia Pacific. The company has partnerships with market leaders such as IBM and EDS.  In addition to Liverpool Victoria, Sapiens' UK clients include AXA, Prudential and Abbey National. For more information, please visit www.sapiens.com or contact Christiana Odia at Christiana_Odia@Sapiens.co.uk.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies and other risk factors detailed in the Company's SEC filings.

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EXHIBIT B

MIVTACHIM PENSION FUNDS AWARDS
SAPIENS $2.2 MILLION CONTRACT

Implementing a Comprehensive, Internet-Based Pension Funds Management System

Research Triangle Park, N.C.- March 22, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced that Mivtachim Pension Funds, Israel's largest pension fund, signed a $2.2 million dollar contract to purchase and implement the Sapiens INSIGHT™ for Life & Pensions solution.

Sapiens INSIGHT™ for Life & Pensions is a comprehensive web-enabled pension, savings, life and health insurance solution. It has exceptional advantages for the administration of individual, collective pension and providence funds. The solution is dynamic, highly customizable and can easily accommodate administrative process changes.  The system was recently recognized by Datamonitor as one of the leading solutions in the Life & Pension Policy Administration market.

Mivtachim Pension Funds' implementation of the Sapiens INSIGHT™ for Life & Pensions solution, which is scheduled for deployment at the end of 2005, will be completed in phases, in  coordination with Mivtachim, and will include workflow, rule based product management, insurers' accounting, billing, collection and funds revaluation.  The solution will give Mivtachim Pension Funds an edge in the very competitive and regulated dynamic Israeli pension market.

"Sapiens INSIGHT™ for Life & Pensions will provide significant business advantages in an increasingly demanding market," said Oren El-On, CEO of Mivtachim Pension Funds. "We are convinced that the highly flexible solution presented by Sapiens is the best solution to support our requirements. Sapiens' proven domain expertise, rich product functionality, proven delivery record and long-term commitment to leading technology innovation in the insurance industry are the major reasons for our decision."

“We are proud that our solution will enable Mivtachim Pension Funds to differentiate itself in today's competitive market and position itself to adapt quickly to market and regulatory changes while bringing added value to its customers", said Itzick Sharir, President and CEO of Sapiens International.  “As Israel's largest pension fund, Mivtachim Pension Funds will benefit from our solution, which we believe to be the most comprehensive, modular and flexible solution available today for the Life & Pensions Sector.  Sapiens INSIGHT™ for Life & Pensions, in the future, will support over 70% of the Israeli pension market with additional implementations in the UK and plans to enter the Continental European and North American markets later in 2005.”

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY) and (TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as successful implementation of the agreement contemplated by this press release, market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies and other risk factors detailed in the Company's SEC filings.
_____________________________________

Contact:

     Sapiens International

     Jonathan Moav, + 972 8 9382862

     Jonathan.m@Sapiens.com

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EXHIBIT C

Sapiens Reports Replacement of 2 Directors

RESEARCH TRIANGLE PARK, N.C. – March 22, 2005 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), hereby reports that at a special general meeting of the shareholders of the Comapny, held March 17, 2005, among other matters approved, the shareholders elected Mr. Yacov Elinav and Mr. Uzi Netanel to serve as directors of the Company until the next annual general meeting of shareholders of the Company.  Mr. Elinav and Mr. Netanel replaced Mr. Yeoshua Agassi and Ms. Yochi Dvir.

The other members of the Company's Board of Directors, Ron Zuckerman, Dan Goldstein, Gad Goldstein, Naamit Salomon, Rammy Ringel, Yitzhak Sharir, and MeesPierson Intertrust (Curaçao) N.V., remain as directors and shall continue to serve until the next annual general meeting of shareholders of the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  March 22, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary

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